Exhibit (d)(1)

Dated May/23/2016

Business Combination Agreement

between

AIXTRON SE

(“Alpha”)

Grand Chip Investment GmbH

(“BidCo”)

Mr. Zhendong Liu

and

Fujian Grand Chip Investment Fund LP

(Fujian Grand Chip Investment Fund LP and Mr. Zhendong Liu the “BidCo Shareholders”)

and others

Execution Version

i

List of Annexes

Annex 1.1(a)	Offer Announcement

Annex 1.1(b)	Alpha ad hoc announcement

Annex 1.2	Press statements

Defined Terms

Affiliate	means affiliated companies within the meaning of sections 15 et seq. of the Stock Corporation Act

Agreement	has the meaning given to it in Recital (C)

Alpha	has the meaning given to it on page 1

Alpha China	has the meaning given to it on page 1

Alpha Group	means Alpha and its Subsidiaries from time to time

Alpha Management Board	has the meaning given to it in Recital (D)

Alpha Supervisory Board	has the meaning given to it in Recital (D)

BaFin	has the meaning given to it in Section 2.1

BidCo	has the meaning given to it on page 1

BidCo Group	means BidCo and its Subsidiaries from time to time

BidCo Shareholders	has the meaning given to it on page 1

Break Fee	has the meaning given to it in Section 13.4

Break Fee Security Amount	has the meaning given to it in Section 13.4

Business Day	means any day other than a Saturday, Sunday or other day on which banks in Herzogenrath, Germany, are generally closed

CFIUS Approval	has the meaning given to it in Section 2.3(b)

CFIUS Notice	has the meaning given to it in Section 5.2

Company Share(s)	has the meaning given to it in Recital (A)

Competing Alpha Transaction	means any offer, merger or business combination, liquidation or other transaction involving any third party:

(i)

in respect of or for all or a significant proportion (being 30 per cent. or more when aggregated with shares already held by such third party and any person acting in concert with that third party) of the share capital or voting rights of Alpha; or

(ii) in respect of assets accounting for all or a significant proportion (being 20 per cent. or more) of the Alpha Group’s revenues,

in each case howsoever it is proposed that such transaction be implemented (and whether or not subject to any (pre-) conditions)

Completion of the Offer	means the end of the additional acceptance period pursuant to section 16 para. 2 sentence 1 of the Takeover Act

Confidential information regarding the other Party	has the meaning given to it in Section 14.3 (c)

Confidentiality Agreement	means the confidentiality agreement entered into on March 30, 2016 by Fujian Grand Chip Investment Fund LP and Alpha

Exchange Act	has the meaning given to it in Section 1.3 (a)

Exon-Florio	means the Exon-Florio Amendment to the Defense Production Act of 1950, 50 U.S.C. app. § 2170, as amended

Group	means the Alpha Group or the BidCo Group, as the context requires

IP Portfolio	has the meaning given to it in Section 9.2

Minimum Acceptance Threshold	has the meaning given to it in Section 2.3(f)

MOFCOM	means the Ministry of Commerce of the PRC or its competent local counterparts and particularly the Department of Commerce of Fujian Province

NDRC	means the National Development and Reform Commission of the PRC or its competent local counterparts

NDRC Road Pass	has the meaning given to it in Section 12.3

Offer	has the meaning given to it in Section 1.1(a)

Offer Conditions	has the meaning given to it in Section 2.3

Offer Document	has the meaning given to it in Section 2.1

Offer Price	has the meaning given to it in Section 2.2

Offer Terms	has the meaning given to it in Section 2.1

Parties	has the meaning given to it on page 1

Party	has the meaning given to it on page 1

Payment Guarantees	has the meaning given to it in Rectial (F)

PRC	means the People’s Republic of China, and for the purpose of this Agreement, shall not include the Special Administrative Region of Hong Kong, the Special Administrative Region of Macau and Taiwan

Recommendation Requirements	has the meaning given to it in Section 3.1

Recommendation Statement	has the meaning given to it in Section 3.1

Regulatory Approvals	has the meaning given to it in Section 5.1 For the avoidance of doubt, the term “Regulatory Approvals” does not include CFIUS Approval

Regulatory MAE

means any regulatory condition, requirement, administrative ruling, order or measure made or rendered by any competent authority, that would, individually or in the aggregate, according to the expert opinion of one of the “big four” accounting firms, other than the auditor (Abschlussprüfer) of Alpha or the financial due diligence advisor of BidCo and BidCo Shareholders, result in a reduction of the consolidated sales of Alpha of twenty-seven-and-a-half (27.5) per cent. or more compared to Alpha’s current forecast for the fiscal year 2016

SAFE	means the State Administration of Foreign Exchange of the PRC or its competent local counterparts

SEC	has the meaning given to it in Section 1.3 (a)

Solicitation Penalty	has the meaning given to it in Section 13.5

Stock Corporation Act	has the meaning given to it in Section 3.1(c)

Subsidiary	means controlled companies within the meaning of sections 17 et seq. of the Stock Corporation Act

Superior BidCo Offer	has the meaning given to it in Section 3.3

Superior Offer	has the meaning given to it in Section 3.3

Supplemental Document	has the meaning given to it in Section 2.6

Takeover Act	has the meaning given to it in Section 1.1(a)

Technology	has the meaning given to it in Section 9.2

Third Party Offer	has the meaning given to it in Section 3.3

Transaction	has the meaning given to it in Recital (C)

Transformation Act	has the meaning given to it in Section 11

v

This Agreement is made on May 23, 2016 (“Agreement”),

Between:

(1)                                 AIXTRON SE, with registered office at Dornkaulstraße 2, 52134 Herzogenrath, Germany, registered with the commercial register of the local court of Aachen under no. HRB 16590 (“Alpha”);

(2)                                 AIXTRON China Ltd., with registered office at Room 1103, Forterra House, No. 1568 Huashan Road, Shanghai, 200052, China, registered with Shanghai Administration for Industry and Commerce under 310000400642776 (“Alpha China”);

(3)                                 Grand Chip Investment GmbH, with registered offices at c/o Paul Hastings (Europe) LLP, Siesmayerstraße 21, 60323 Frankfurt am Main, Germany, registered with the commercial register of the local court of Frankfurt am Main under no. HRB 104996 (“BidCo”);

(4)                                 Fujian Grand Chip Investment Fund LP, with registered office at Room 1201, 12/F, Xiamen International Finance Centre, 82 Zhanhong Road, Siming District, Xiamen, China, registered by the Market Supervision Administration of Jinjiang Municipality under the Unified Social Credit Code 91350582MA3467MLXM; and

(5)                                 Mr. Zhendong Liu, with business address at Fujian Grand Chip Investment Fund LP, Room 1201, 12/F, IFC Building, 82# Zhanhong Road, Xiamen, China;

(Fujian Grand Chip Investment Fund LP and Mr. Zhendong Liu the “BidCo Shareholders”)

(Alpha, Alpha China, BidCo and BidCo Shareholders each a “Party”, collectively the “Parties”, it being understood that Alpha China shall only be regarded as Party in connection with its rights and obligations, if any, under Section 13.4)

Whereas:

(A)                               Alpha is a German Societas Europaea (SE) with its corporate seat in Herzogenrath, Germany. The registered share capital of Alpha amounts to EUR 112,720,355 and is divided into 112,720,355 no-par value registered shares (each a “Company Share”, collectively the “Company Shares”). The Company Shares are listed under ISIN DE 000A0WMPJ6 on the regulated market (Regulierter Markt) of the stock exchanges of Frankfurt am Main, Germany, and, in the form of American Depository Shares issued by Bank of New York Mellon as depository, on NASDAQ, United States.

(B)                               BidCo is a limited liability company organized under the laws of Germany, having its registered seat in Frankfurt am Main.

(C)                               Alpha and BidCo intend to engage in a negotiated public takeover transaction in which BidCo will make a voluntary cash tender offer for all outstanding Company Shares (the “Transaction”). This Agreement sets out the principal terms and the mutual understanding of the Parties with respect to the Transaction, including their respective obligations during the offer proceedings, and the future strategy for the Alpha business as well as the future organizational and corporate governance structure of Alpha.

(D)                               Prior to the signing of this Agreement and after due consideration, the management board (Vorstand) (“Alpha Management Board”) and the supervisory board (Aufsichtsrat) (“Alpha Supervisory Board”) of Alpha have determined that the proposed Transaction is in the best interest of Alpha’s shareholders, employees, customers and other stakeholders. On this basis, the Alpha Management Board and the Alpha Supervisory Board have approved the execution of this Agreement.

(E)                                Prior to the signing of this Agreement and after due consideration, the shareholders of BidCo have determined that the proposed Transaction to be implemented on the terms set out in this Agreement is in the best interest of BidCo. On this basis, the BidCo Shareholders have approved the execution of this Agreement.

(F)                                 On or prior to the date hereof, BidCo has lined up irrevocable payment guarantees (“Payment Guarantees”) covering the financing of the Transaction and is intending to draw from additional resources to support the business strategy pursuant to Section 6 below.

It is agreed:

1.                                      Initiation of Offer Proceedings

1.1                               Immediately following the execution of this Agreement,

(a)                                 BidCo shall publish its decision to launch a voluntary cash offer in accordance with section 10 para. 1 sentences 1 and 2, para. 3 of the German Securities Acquisition and Takeover Act (Wertpapierenverbs- und Übernahmegesetz, WpÜG, “Takeover Act”) as set forth in Annex 1.1(a) to acquire all outstanding Company Shares (“Offer”); and

(b)                                 Alpha shall publish an ad hoc announcement pursuant to section 15 para.1 of the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) as set forth in Annex 1.1(b).

1.2                               Promptly after BidCo’s publication of the Offer pursuant to Section 1.1(a) and Alpha’s publication of the ad hoc announcement pursuant to Section 1.1(b), BidCo and Alpha shall each issue press statements to the public as set forth in Annex 1.2.

1.3                               The Parties hereby acknowledge and agree that:

(a)                                 BidCo will need to disclose this Agreement as part of its Schedule TO filing with the United States Securities and Exchange Commission (“SEC”) pursuant to the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) in connection with the offer; BidCo Shareholders will need to disclose this Agreement as part of the application materials to complete the Regulatory Approvals and the CFIUS Approval as provided in Section 2.3 (a) to (c) herein;

(b)                                 BidCo will need to disclose the material terms of this Agreement as part of the offer document relating to the Company Shares within the meaning of Section 11 of the Takeover Act;

(c)                                  Alpha and BidCo will disclose the material terms of this Agreement in press releases issued by them in connection with the Offer;

(d)                                 Alpha will disclose the material content of this Agreement in the reasoned statement of the Alpha Management Board and Alpha Supervisory Board pursuant to section 27 Takeover Act regarding the Takeover Offer in its Schedule 14D-9 filed with the SEC and its investor relations communication, and make such other disclosures regarding this Agreement and the Transactions as required by applicable laws, rules and regulations, including the rules of the applicable stock exchange.

2.                                      Offer

2.1                               Without undue delay, BidCo shall (i) in reasonable cooperation and consultation with Alpha and its advisors prepare an offer document containing the Offer Price pursuant to Section 2.2 and, in all material respects, the offer terms pursuant to Sections 2.2 to 2.5 (jointly the “Offer Terms”) as well as any additional information required pursuant to the Takeover Act (together the “Offer Document”) and any applicable U.S. regulation and (ii) submit the Offer Document within the statutory submission period of section 14 para. 1 of the Takeover Act (as prolonged by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — “BaFin”)) in accordance with section 14 para. 1 sentence 3 of the Takeover Act, as the case may be) to BaFin and (iii) upon obtaining clearance from BaFin, commence the Offer, including filing the applicable Offer Document with the SEC on Schedule TO. In relation thereto, BidCo will give Alpha and its advisors the opportunity to review and comment upon the Offer Document prior to its submission to BaFin.

2.2                               The consideration offered for the Company Shares in the Offer will be a cash consideration in the amount of EUR 6.00 (six euros) per Company Share (“Offer Price”), subject to any increases made either voluntarily or in accordance with the provisions of the Takeover Act (including any claims under section 31 (3) to (6) Takeover Act) and the Exchange Act.

2.3                               The Offer will only be subject to the following conditions, unless waived (to the extent permissible), (“Offer Conditions”) — to the extent not already satisfied by the start of the offer period:

(a)                                 the German Federal Ministry of Economics and Energy (Bundesministerium für Wirtschaft und Energie - “BMWi”) has issued a certificate of compliance (Unbedenklichkeitsbescheinigung) pursuant to the provisions of the German Foreign Trade Act (Auβenwirtschaftsgesetz - “AWG”) and German Foreign Trade Ordinance (Auβenwirtschaftsverordnung - “AWV”), or such certificate is deemed to have been granted, or, in the event that the BMWi has initiated a review proceeding under AWG and AWV, it has approved the transaction (the Foreign Investment Clearance), all provided that BMWi shall not have required any mitigation measures or conditions that would constitute, individually or in the aggregate, a Regulatory MAE;

(b)                                 the Parties shall have received CFIUS Approval. “CFIUS Approval” means (i) a written notification issued by CFIUS that it has concluded its review (or, if applicable, investigation) pursuant to Exon-Florio and determined (a) that the Transaction is not a “covered transaction” pursuant to Exon-Florio, or (b) that there are no unresolved national security concerns with respect to the Transaction, or (ii) if CFIUS has sent a report to the President of the United States requesting the President’s decision with respect to the Transaction, and either (x) the period under Exon-Florio during which the President may announce his decision to take action to suspend or prohibit the Transaction has expired without any such action being announced or taken, or (y) the President has announced a decision not to take any action to suspend or prohibit the Transaction, all provided that neither CFIUS nor the President, as the case may be, shall have required any mitigation measures or conditions that would constitute, individually or in the aggregate, a Regulatory MAE;

(c)                                  issuance by electronic, hardcopy certificate or other means of (i) the notification of project filing issued by NDRC to confirm the completion of the outbound investment filing process with NDRC; (ii) the enterprise overseas investment certificate issued by MOFCOM to confirm the completion of the outbound investment filing process with MOFCOM, and (iii) certificates evidencing the completion of the overseas investment foreign exchange registration and foreign exchange conversion and remittance issued by a qualified bank approved by SAFE to confirm the completion of the SAFE proceedings necessary for outbound investment; in each case such notification or certificate shall have remained in full force and effect until the last of the conditions under (i) to (iii) is fulfilled, all provided that NDRC, MOFCOM and/or

SAFE shall not have required any mitigation measures or conditions that would constitute, individually or in the aggregate, a Regulatory MAE;

(d)                                 the closing quotations of both the DAX and the Tec-DAX, as determined by Deutsche Börse AG, Frankfurt am Main, Germany, or a successor thereof, and as published on its internet website of the last trading day of the offer period are no more than 30 per cent. below the closing quotation of the DAX and the Tec-DAX, as the case may be, on the last trading day immediately preceding the day of the publication of the announcement of the Transaction;

(e)                                  the Company shall not have increased its share capital (other than to settle existing and exercised stock options); and

(f)                                   a minimum acceptance threshold with a target shareholding of 60 per cent. of the issued Company Shares (“Minimum Acceptance Threshold”).

The exact wording of the Offer Conditions is subject to discussions with and approval by BaFin and shall reflect the intent of the Parties as expressed above as closely as possible in light of such discussions and approval by BaFin.

2.4                               To the extent legally permissible, BidCo shall be entitled to waive any and all of the Offer Conditions in whole or in part. To the extent legally permissible, BidCo may also, in its sole discretion, forgo the inclusion of any and all of the Offer Conditions in the Offer Document at the outset.

2.5                               The Takeover Offer will provide for an initial acceptance period of 10 weeks.

2.6                               BidCo and BidCo Shareholders commit themselves to the full necessary financing of the Transaction backed up by lined up irrevocable Payment Guarantees.

2.7                               BidCo undertakes and agrees with Alpha, if any supplemental document is required to be published in connection with the Offer or any variation or amendment thereto (a “Supplemental Document”), to prepare and publish such Supplemental Document without undue delay after any such requirement arises.

3.                                      Alpha Recommendation

3.1                               Alpha will procure, subject to applicable law, that the Alpha Management Board shall confirm in its statement required pursuant to section 27 of the Takeover Act and Rule 14D-9 promulgated under the Exchange Act that, in its opinion, (a) the Offer is in the best interests of Alpha, and (b) the Offer Price is fair and reasonable, and that, therefore, the Alpha Management Board supports the Offer and recommends that Alpha’s shareholders accept the Offer (the “Recommendation Statement”). Such support and recommendation is subject to:

(a)                                 the Offer having been launched on the Offer Terms (as determined pursuant to this Agreement);

(b)                                 no offer having been launched by any third party which is, in the reasonable discretion of the Alpha Management Board, a Superior Offer (as defined under Section 3.3); and

(c)                                  no other circumstance exists that, in the opinion of the Alpha Management Board acting in good faith would cause the members of the Alpha Management Board to violate their duties under applicable law (including their fiduciary duties and other obligations under German law, in particular, the duty of care and loyalty under section 93 of the German Stock Corporation Act (Aktiengesetz, AktG — “Stock Corporation Act”)) by supporting and recommending the Offer,

Sections 3.1(a), 3.1(b) and 3.1(c) together the “Recommendation Requirements”.

3.2                               From the date of this Agreement, as long as the Recommendation Requirements remain fulfilled, Alpha will procure, subject to applicable law, that the Alpha Management Board will:

(a)                                 not withdraw, qualify or adversely modify their undertaking to give the Recommendation Statement;

(b)                                 not engage in any act, including making any public statement, or fail to make a public statement which could reasonably be inferred to be (i) contrary to the Recommendation Statement or recommendation of the Offer, or (ii) recommend that Alpha’s shareholders take or consider taking any action that could prevent, adversely affect or delay the acceptance of the Offer; and

(c)                                  not recommend (or agree or resolve to recommend) a Competing Alpha Transaction, unless such Competing Alpha Transaction constitutes a Superior Offer (as defined in Section 3.3 below).

3.3                               If a third party launches a competing offer for all Company Shares (“Third Party Offer”), the Alpha Management Board shall neither withdraw its Recommendation Statement nor recommend such Third Party Offer to the shareholders of Alpha, unless (i) the Third Party Offer is cleared by BaFin, (ii) the Alpha Management Board, acting reasonably and in good faith, determines that such Third Party Offer is more favorable to Alpha and its shareholders than the Offer, and (iii) BidCo has not amended the Offer within five (5) Business Days following information by Alpha in a way that, in the view of the Alpha Management Board, makes the Offer at least as or more favorable to Alpha and its shareholders than the Third Party Offer (a Third Party Offer meeting the criteria set forth under (i) to (iii) being a “Superior Offer”).

Alpha shall inform BidCo without undue delay (x) if it has become aware of any Third Party Offer and (y) if it has determined that a Third Party Offer is more favorable to Alpha and the shareholders of Alpha than the Offer and, provided that BidCo does not amend the Offer as set forth under clause (iii) above, the Alpha Management Board may then, but only after the expiration of the period set forth under clause (iii) above, support and recommend the Superior Offer and withdraw its Recommendation Statement for the Offer. If BidCo amends the Offer as set forth under clause (iii) above, thus transforming it into a “Superior BidCo Offer”, all provisions herein, in particular the obligations of the Parties that relate to the Offer, shall, from the date of such transformation, relate to the Superior BidCo Offer in lieu of the Offer.

3.4                               Any obligation of Alpha and the Alpha Management Board pursuant to Sections 2 or 3 of this Agreement to facilitate and assist in the launching and implementation of the Offer will be suspended as long as:

(a)                                 prior to publication of the Recommendation Statement, the Recommendation Requirements are not fulfilled; and

(b)                                 on and from publication of the Recommendation Statement, the Recommendation Requirements are not fulfilled.

3.5                               Subject to the fulfilment of the Recommendation Requirements and without the intention to interfere with the rights and powers of the corporate bodies of Alpha, the Alpha Management Board will recommend that the Alpha Supervisory Board publish the Recommendation Statement jointly with Alpha’s Management Board supporting the Offer and does not withdraw, qualify or adversely modify any such statement prior to the end of the acceptance period of the Offer.

4.                                      No Solicitation of Competing Alpha Transactions

Alpha shall not, directly or indirectly,

(a)                                 solicit an offer from a third party for any Competing Alpha Transaction,

(b)                                 enter into any communications regarding any Competing Alpha Transaction — unless being approached without the Company’s solicitation and such Competing Alpha Transaction constitutes a Superior Offer,

(c)                                  enter into any letter of intent, agreement or other arrangement relating to a Competing Alpha Transaction, unless such Alpha Transaction constitutes a Superior Offer,

(d)                                 provide any confidential information to any third party outside the ordinary course of business that may be used for a Competing Alpha Transaction.

5.                                      Regulatory Proceedings

5.1                               Alpha, BidCo and the BidCo Shareholders agree that any filings or notifications in connection with the approvals set forth in Sections 2.3(a) and 2.3(c) (“Regulatory Approvals”) will be initiated without undue delay and in any event no later than seven (7) Business Days after the date hereof, unless mandatory requirements require a later filing only. Any such filings or notifications shall be made by BidCo and the BidCo Shareholders on behalf of all parties involved (except to the extent not permitted under applicable law), provided that they shall require the prior written consent of Alpha. All filing fees or other disbursements in connection with the Regulatory Approvals shall be borne by BidCo and the BidCo Shareholders (excluding, for the avoidance of doubt, any fees of lawyers or other advisors of any person or party other than BidCo and the BidCo Shareholders).

5.2                               As soon as reasonably practicable following the execution of this Agreement, and in any event no earlier than five (5) Business Days after the pre-filing was submitted to CFIUS, the Parties shall submit a joint voluntary notice pursuant to Exon-Florio with respect to the Transaction contemplated by this Agreement (“CFIUS Notice”). The Parties shall comply at the earliest practicable time, and in any event no later than required by CFIUS or its member agencies, with any request for additional information, documents or other materials received by it from CFIUS or its member agencies with respect to the CFIUS Notice and will cooperate with each other in connection with the CFIUS Notice and in connection with resolving any investigation or other inquiry of CFIUS or its member agencies. The Parties will each use its reasonable best efforts to promptly inform the other Party of any oral communication with, and provide copies of written communications with, CFIUS or its member agencies regarding any such filings, provided that no party shall be required to share communications containing its confidential business information if such confidential information is unrelated to the Transaction. No Party will independently participate in any scheduled meeting or teleconference with CFIUS or its member agencies in respect of any such filings, investigation or other inquiry without giving the other Party prior notice of the meeting and, to the extent permitted by CFIUS or its member agencies, the opportunity to attend and participate in such meeting.

5.3                               In order to obtain the Regulatory Approvals as well as the CFIUS Approval, BidCo and the BidCo Shareholders and Alpha shall reasonably cooperate in all respects with each other in the preparation of any filing or notification and in connection with any submission, investigation or inquiry, supply to any competent authority as promptly as practicable any additional information requested pursuant to any applicable law and take all other procedural actions required in order to obtain any necessary clearance or to cause any applicable waiting periods to commence and expire. In exchanging or conveying information, submissions, correspondence and communications, BidCo and the BidCo Shareholders and Alpha shall designate competitively or commercially sensitive information, which shall be redacted from the version shared with the other Party. Such non-confidential versions shall be supplied without undue delay and the exchange of any competitively or commercially sensitive information shall be limited to lawyers and/or outside counsel provided that such exchange shall be conducted in a manner reasonably designed to preserve applicable lawyer/client and lawyer work product privileges.

5.4                               With respect to the Regulatory Approvals and the CFIUS Approval, BidCo and BidCo Shareholders shall offer, consent to, and comply with any obligation or condition (Auflagen und Bedingungen), mitigation measure, commitment (Zusagen) or other agreement required by the relevant regulatory authority in connection with such regulatory authority’s clearance, approval or review of the Transaction, unless such condition, mitigation measure, commitment or agreement would constitute, individually or in the aggregate, a Regulatory MAE.

6.                                      Business Strategy

6.1                               Joint strategic objectives

By entering into this Agreement, the Parties, inter alia, wish to pursue the following objectives with respect to Alpha’s future business and operations:

(a)                                 to strengthen the position of Alpha in areas in which Alpha currently conducts business with its existing customers;

(b)                                 to enhance and further strengthen the role of Alpha as one of the world’s leading equipment manufacturer for the semiconductor industry;

(c)                                  to raise the long-term value of Alpha;

(d)                                 to reflect that the Transaction is predicated upon future growth and increasing demand for Alpha’s Products in the PRC and globally which the Parties wish to unleash.

6.2                               Continuation and support for Alpha’s strategy

(a)                                 BidCo and the BidCo Shareholders further intend to promote Alpha as a leading equipment manufacturer for the semiconductor industry and will support Alpha in capitalizing on future market opportunities and the expansion of Alpha’s market position.

(b)                                 The Parties are committed to maintaining Alpha’s focus on profitability and cash surplus. BidCo and the BidCo Shareholders generally intend to participate in future capital measures of Alpha to fund investments in line with Alpha’s profitable growth strategy.

(c)                                  BidCo and the BidCo Shareholders generally intend to grow Alpha’s business profitably through continuing investments and strategic growth projects in the following key areas:

(i)                                     R&D and engineering (e.g., new developments of MOCVD and other complex material deposition equipment in order to drive the material play in an established industry like semiconductor);

(ii)                                  M&A in order to strengthen Alpha’s portfolio and market position;

(iii)                               recruiting of qualified and “best of class” employees.

(d)                                 In addition, the Parties intend to pursue a defined and successful strategy based on the following initiatives:

(i)                                     focus on existing and potential customers, including, but not limited to, Korea, the United States, Taiwan and Europe;

(ii)                                  penetration of the growing PRC market.

(e)                                  Furthermore, the Parties agree to continue the defined strategies and roadmaps of deposition technologies for memory (ALD) and logic applications (MOCVD, TFOS), power electronics (MOCVD), optoelectronic application (MOCVD), Organic electronics/OLED applications (OVPD, PVPD, PECVD) and emerging technologies/applications (PECVD for Graphene and CNT) with the identified global key customers.

In order to execute the defined roadmap together with these customers

(i)                                     Alpha’s R&D competency and related locations, as well as Alpha’s existing Technology (as defined in Section 9.2 below) will not be transferred out of the existing technology centers; and

(ii)                                  Subject to Section 8.1, (x) Alpha’s production facilities shall generally be maintained and (y) its employees shall generally not be relocated from the United States, United Kingdom and Germany.

6.3                               Constant review and improvement of Alpha’s processes

(a)                                 The Parties intend to constantly review Alpha’s supply chain and global footprint to create customer benefits and add value to the business (with focus on mature product groups).

(b)                                 The Parties agree to continue to review other core processes of Alpha’s business (e.g., engineering, marketing & sales, strategy planning).

7.                                      Organizational Structure and Headquarters

7.1                               BidCo intends to maintain and to expand Alpha’s current operations and organizational structure to the extent practicably possible. This includes Alpha Group’s international operations and sites. Alpha’s legal domicile, headquarter and operations will remain in Herzogenrath, Germany.

7.2                               Alpha has initiated certain steps towards reorganizing its corporate functions. Subject to constant review and alignment to the changing business and industry environment, the Parties will continue to pursue and complete the steps initiated by Alpha prior to the execution of this Agreement.

7.3                               BidCo and the BidCo Shareholders will maintain and potentially expand the existing global set up with three (3) leading technology hubs in Germany, United Kingdom and the United States leveraging their close proximity to leading high tech eco-systems and the core markets for Alpha’s Technology. Further international technology hubs may be established. To preserve Alpha’s role as a leading technology firm and frontrunner on innovation, BidCo and the BidCo Shareholders will enable Alpha to further invest, in particular, in Herzogenrath (Germany), as well as in the Silicon semiconductor activities in Sunnyvale, California, United States, but also in other locations (including the United Kingdom), to drive its R&D and sales activities.

8.                                      Workforce and Employees

8.1                               BidCo and the BidCo Shareholders and Alpha view the Transaction as a unique opportunity for growth and expansion of Alpha’s workforce. The Transaction is not directed towards cost reductions or layoffs to the detriment of Alpha’s personnel. The opening of new production sites close to Alpha’s clients will be considered.

8.2                               Given Alpha’s multinational structure, including in such markets in which BidCo and the BidCo Shareholders do not yet have any exposure or expertise, BidCo and the BidCo Shareholders will heavily rely on the competence and commitment of Alpha’s employees. Both Parties are, therefore, fully committed to retaining and further strengthen Alpha’s employment base and talent all subject to market conditions and strategic goals, to be determined in the future together with Alpha and its management. The Parties generally plan to grow Alpha’s business and, in line with that, workforce by hiring qualified experts on an international scale, in particular, in the area of technologies and innovations as well as manufacturing processes.

8.3                               In light of the growth strategy for the Chinese market, the Parties intend to expand and align their local set up in the PRC (including Alpha’s local application lab).

8.4                               The Parties acknowledge and agree that the excellence of Alpha’s workforce is essential for the successful execution of the strategy and will continue Alpha’s approach of constant productivity improvement.

8.5                               In the event that the Company Shares cease to be listed on Frankfurt Stock Exchange, any participant in Alpha’s stock options programs will be treated in complete compliance with German corporate and other applicable law.

9.                                      Name; Brand; IP Portfolio

9.1                               BidCo and the BidCo Shareholders acknowledge that Alpha owns several international brands including certain registered and pending trademarks in the United States, China, Europe, United Kingdom, Germany, South Korea and Taiwan. The Parties agree that the names of Alpha as well as the operative brands and company names will not change after the implementation of the Transaction.

9.2                               Given Alpha’s strong Technology and IP Portfolio and their importance for Alpha’s business and growth strategy, BidCo and the BidCo Shareholders are committed to Alpha’s R&D capabilities in Herzogenrath (Germany), Cambridge (United Kingdom) and Sunnyvale (United States). Alpha and its subsidiaries shall prosecute, maintain and enforce its IP Portfolio and further develop and strengthen its Technology, each of the foregoing, which shall remain vested with Alpha and its subsidiaries, including in Germany.

“IP Portfolio” means a collection of all current or future patents, all rights, title and interest in and to utility models and inventions (whether or not patentable), copyrights (including database rights and all rights, title and interest in and to computer programs), neighboring rights, trade marks, all rights, title and interest in and to trade secrets, business names, domain names, designs and Technology, and all other current or future intellectual property and proprietary rights, in each case whether registered or unregistered and including all applications and rights to apply for and be granted, renewals or extensions of, and rights to claim priority from, all of such foregoing rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in any part of the world, that are owned by, or licensed to, or held for use by or for Alpha and/or its subsidiaries.

“Technology” means any and all current or future ideas, concepts, inventions, designs, discoveries, developments, drawings, data, schematics, specifications, technical information,

know-how, techniques, procedures, processes, methods, samples, models, prototypes, products, modifications, hardware, software (including firmware or software including in the form of source code, object code, byte code, or other format), computer programs, other copyrightable subject matter, and any other current or future information or technology, whether in written, electronic, graphic or any other form, in each of the foregoing cases, that are owned by, or licensed to, or held for use by or for Alpha and/or its subsidiaries. For the avoidance of doubt and without limiting the generality of the foregoing, Technology includes all of the current or future technology set forth in Section 6.2(e) above.

10.                               Corporate Governance

10.1                        Alpha Supervisory Board

The Alpha Supervisory Board shall continue to consist of six (6) members, save for any changes required by law. Immediately following the resignation of four (4) members from the Alpha Supervisory Board, the Alpha Management Board will apply to the Local Court of Aachen for four (4) candidates nominated by BidCo and the BidCo Shareholders to be appointed as new members of the Alpha Supervisory Board, provided that BidCo holds more than 50 per cent of Alpha shares carrying voting rights.

10.2                        Alpha Management Board

BidCo and the BidCo Shareholders have full trust and confidence in the current members of the Alpha Management Board and has no intention to support any action aiming at the removal of its current members or the termination of any corresponding service agreement. BidCo and the BidCo Shareholders will fully support the Alpha Management Board during the integration phase following the Transaction.

11.                               Post-Completion Measures

Nothing in this Agreement shall be taken to prevent any of the Parties to seek to enter into and/or to adopt resolutions in favor of any enterprise agreements pursuant to section 291 Stock Corporation Act, merger under the German Transformation Act (Umwandlungsgesetz — “Transformation Act”), change of corporate form under the Transformation Act, squeeze-out under the Stock Corporation Act or the Takeover Act, merger squeeze-out under the Transformation Act or integration under the Stock Corporation Act in relation to Alpha and/or BidCo. Following any merger of Alpha and BidCo, all stipulations herein on rights and obligations of Alpha shall apply to the merged company mutatis mutandis.

12.                               Approval by Corporate Bodies; other Regulatory Approvals

12.1                        BidCo and the BidCo Shareholders hereby confirm that their respective competent corporate bodies (if applicable) have agreed to concluding and executing this Agreement. No further approval or permission is required on the BidCo and the BidCo Shareholders part for concluding and executing this Agreement.

12.2                        Alpha hereby confirms that its competent corporate bodies have agreed to concluding and executing this Agreement and that no further approval or permission is required on Alpha’s part for concluding and executing this Agreement.

12.3                        BidCo and the BidCo Shareholders hereby confirm that the letter of confirmation to the information report of outbound acquisition or bidding project from the NDRC has been obtained by Fujian Grand Chip Investment Fund LP prior to the execution of this Agreement.

13.                               Term; Termination; Break Fee, Solicitation Penalty

13.1                        This Agreement has a fixed term of three years and six months (3.5 years) from the Completion of the Offer and automatically terminates thereafter. Until the termination of this Agreement all undertakings, commitments and covenants by the Parties thereunder shall remain applicable and enforceable irrespective of the implementation of any post-completion measures pursuant to Section 11.

13.2                        This Agreement may be terminated as follows:

(a)                                 by either Party if any competent governmental authority or court has prohibited the Transaction and such decision has become final and non-appealable;

(b)                                 by Alpha if:

(i)                                     BidCo has not published the Offer Document in accordance with the Offer Terms on or prior to August 5, 2016;

(ii)                                  the Offer is not launched on the agreed Offer Terms, provided, however, that immaterial deviations from the Offer Terms shall be irrelevant; or

(iii)                               the offer is not settled by March 31, 2017.

(c)                                  by BidCo if the Recommendation Statement is not issued notwithstanding the fact that BidCo has met all its obligations under this Agreement and that there is no Superior Offer.

13.3                        Notice of any termination must be given in writing and must be made within twenty (20) Business Days of the terminating Party becoming aware of the event giving rise to the termination right. In the event of termination of this Agreement, this Agreement shall have no further effect save for those provisions the surviving of which is expressly agreed on in this Agreement (and which shall remain in full force and effect) but without prejudice to the accrued rights of each Party upon termination.

13.4                        BidCo and/or the BidCo Shareholders shall pay Alpha or (at the discretion of Alpha) one of its PRC Affiliates an amount equal to EUR 25,000,000 (together with an amount in respect of VAT, if applicable) (“Break Fee”), if

(a)                                 BidCo does not immediately (unverzüglich) within the meaning of Section 10 of the Takeover Act publish its decision to launch the Offer following the execution of this Agreement; provided, however, that any unintentional delays shall not trigger the Break Fee;

(b)                                 BidCo does not publish the Offer Document on the Offer Terms (e.g. with an offer price below the Offer Price) in accordance with the time limitations set forth in the Takeover Act; provided, however, that immaterial deviations from the Offer Terms shall not trigger the Break Fee;

(c)                                  the Regulatory Approvals set forth in Section 2.3 (a) and (c), which do not include CFIUS Approval, have not been obtained on or prior to December 31, 2016 or BidCo and BidCo Shareholders did not consent to any obligation and condition (Auflagen und Bedingungen) imposed by the respective regulatory authority set forth in Section 2.3 (a) and (c) in the context of obtaining a Regulatory Approval (except CFIUS Approval) other than in compliance with Section 5.4 and as a result thereof the Offer is not consummated, i.e. settled;

(d)                                 BidCo does not consummate, i.e. settle the Offer although it is obligated to do so; or

(e)                                  BidCo is unable to finance the Transaction.

For the avoidance of doubt, the Break Fee is not due and payable if the Minimum Acceptance Threshold is not met. Furthermore, the Break Fee is not payable if the Transaction is consummated, i.e. settled, at an offer price no less than the Offer Price. The Break Fee shall be payable only once (it being understood that in no event shall BidCo and/or the BidCo Shareholders be required to pay the Break Fee on more than one occasion pursuant to this Section 13.4).

To secure the Break Fee, BidCo Shareholders have, prior to signing this Agreement, transferred and paid into a bank account with a reputable PRC bank an amount of EUR 25,000,000 or its RMB equivalent (the “Break Fee Security Amount”) to be held in escrow.

If any of the conditions lit a) through lit e) above are fulfilled, and the Break Fee becomes payable under this Section 13.4, it shall be paid in immediately available funds (without any deduction or withholding and without regard to any lien, right of set-off, counterclaim or otherwise) into a bank account notified by Alpha within five (5) Business Days after the occurrence of the event triggering the Break Fee.

Upon the earlier of (i) the Transaction being consummated, i.e. settled, (ii) the Minimum Acceptance Threshold not being met at the time of the expiration of the offer period, and (iii) January 31, 2017, the Break Fee Security Amount shall be released to BidCo. The same applies (i) if Alpha consents to such release or (ii) if a final arbitral award (rechtskräftiger Schiedsspruch) confirms that no Break Fee is payable under this Section 13.4.

13.5                        Alpha shall pay to BidCo an amount equal to EUR 10,000,000 (together with an amount in respect of VAT, if applicable) (“Solicitation Penalty”)

(a)                                 if Alpha violates its undertaking in Section 4 and solicits a third party to launch a Competing Alpha Transaction, or

(b)                                 if, in case the Recommendation Requirements are fulfilled, Alpha does not give the Recommendation Statement or supports a Third Party Offer that is not a Superior Offer.

13.6                        The provisions of this Section 13 are without prejudice to any other statutory remedies (other than statutory withdrawal rights) which may be available to any Party. If the Solicitation Penalty becomes payable under this Section 13.5, it shall be paid in immediately available funds (without any deduction or withholding and without regard to any lien, right of set-off, counterclaim or otherwise) into a bank account notified by BidCo within five (5) Business Days after the occurrence of the event triggering the Solicitation Penalty.

14.                               Miscellaneous

14.1                        General Cooperation

In so far as they are legally able, the Parties shall exercise all reasonable commercial efforts to effect and complete the Transaction contemplated by this Agreement and shall, in particular, execute all further agreements and documents, do all such things and exchange all information necessary to effect and complete the Transaction.

14.2                        Notices

All notices, requests and other communications hereunder shall be made in writing in the English language and delivered by hand, by courier or by telefax to the person at the ad-dress set forth below, or such other person or address as may be designated by the respective Party to the other Party in the same manner:

If to BidCo and the BidCo Shareholders, to the address on the cover page of this Agreement

FAO:

Grand Chip Investment GmbH, Mr. Zhendong Liu and

Fujian Grand Chip Investment Fund LP

c/o Paul Hastings (Europe) LLP

Siesmayerstraβe 21

60323 Frankfurt am Main

Germany

with a copy to:

Paul Hastings (Europe) LLP

Attn. Dr. Regina Engelstädter and Dr. Karl Balz

Siesmayerstraβe 21

D-60323 Frankfurt am Main

Germany

+49 69 907485310

If to Alpha, to the address on the cover page of this Agreement

FAO:

AIXTRON SE

Attn. Alpha Management Board

Dornkaulstraβe 2, 52134

D-52134 Herzogenrath,

Germany

Fax: + 49 2407 9030 40

with a copy to:

White & Case LLP

Attn. Markus R. Hauptmann and Dr. Tobias Heinrich

Bockenheimer Landstraβe 20

D-60323 Frankfurt am Main

Germany

Fax: +49 69 29994 1444

14.3                        Confidentiality

(a)                                 Except for the communication set forth in Section 1 of this Agreement, each Party shall keep confidential and shall not disclose to any third party (other than a Subsidiary or in case of BidCo an Affiliate, the financing banks or a professional advisor bound to this Section 14.3 or professional confidentiality obligations provided that the disclosing Party shall remain responsible for any breach of confidentiality of such Subsidiary, Affiliate or professional advisor) the contents of, the subject matter of and the negotiations relating to this Agreement or any confidential information regarding any other Party disclosed to it in connection with the discussions preceding, or resulting in, this Agreement or its implementation.

(b)                                 Section 14.3(a) does not prevent any Party from disclosures required under any mandatory laws, enforceable orders by courts or public authorities or the rules and regulations of any stock exchange governing the listing of any securities of the relevant Party. In such circumstances, any disclosure shall be no more extensive in scope and nature than the minimum standard required by the relevant laws, orders, rules or regulations. If a person is so required to make any announcement of or to disclose any confidential information, the relevant Party shall promptly notify the other Party or Parties concerned, where practicable and lawful to do so, before the announcement is made or disclosure occurs and shall cooperate with the other Party or Parties regarding the timing and content of such announcement or disclosure or any action which the other Party or Parties may reasonably elect to take to challenge the validity of such requirement.

(c)                                  “Confidential information regarding the other Party” in this Section 14.3 shall not include information that (i) is or has become known in the public domain other than through a fault of the Party obliged to hold the information confidential or of any of such Party’s Affiliates or (ii) was lawfully known to such Party or to any of such Party’s Affiliates prior to the signing date of this Agreement and which is not subject to any other confidential obligation to the other Party or Parties concerned.

(d)                                 The Parties acknowledge the disclosure described in Section 1.3 above.

(e)                                  The Confidentiality Agreement shall terminate upon the execution of this Agreement.

14.4                        Fees and Expenses

Unless expressly otherwise provided in this Agreement, each Party shall bear all fees and expenses it incurs in connection with this Agreement and the transactions contemplated herein, whether or not the transactions contemplated hereunder are consummated.

14.5                        Entire Agreement; Amendments and Waivers

(a)                                 This Agreement, together with the Confidentiality Agreement, constitutes the whole and only agreement between the Parties relating to the Transaction and the Offer. To the extent of any inconsistency between this Agreement and the Confidentiality Agreement, this Agreement shall prevail. Save for any such inconsistency, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

(b)                                 Any provision of this Agreement (including this Section 14.5(b)) may be amended or waived only if such amendment or waiver is by written instrument executed by all Parties and explicitly referring to this Agreement.

14.6                        No waiver

(a)                                 No delay or omission by any Party in exercising any right, power or remedy provided by law or under this Agreement shall affect such right power or remedy or operate as a waiver thereof.

(b)                                 The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise thereof or the exercise of any other right, power or remedy except where expressly stated herein.

(c)                                  The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

14.7                        Assignment; Third Party Beneficiaries

(a)                                 Except as expressly set forth in this Agreement, no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other Party.

(b)                                 Neither this Agreement nor any provision contained in this Agreement is intended to confer any rights or remedies upon any person or entity other than the Parties.

(c)                                  BidCo shall be under no restriction to dispose and transfer its shares in Alpha, and/or assign, delegate, transfer or otherwise dispose its rights or obligations under this Agreement following the consummation of the Offer, provided, however, that the transferee has acceded to this Agreement. The same shall apply mutatis mutandis to any transfer of shares or ownership rights in BidCo, whether direct or indirect, or assignment, delegation or other transfer, by the BidCo Shareholders.

(d)                                 Neither this Agreement nor any provision contained in this Agreement is intended to confer any rights or remedies upon any person or entity other than the Parties.

14.8                        No set-off

Any payment to be made by any Party under this Agreement shall be made in full without any set-off, restriction, condition or deduction for or on account of any counterclaim.

14.9                        Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of Germany (excluding conflict of laws rules).

14.10                 Arbitration and Jurisdiction

Any dispute arising out of or relating to this Agreement, or the breach, termination or invalidity hereof, shall be finally settled, under exclusion of any state court’s competence (except for proceedings for temporary or interlocutory relief), by arbitration in accordance with the arbitration rules of Deutsche Institution für Schiedsgerichtsbarkeit e.V. (DIS), as in effect from time to time. The arbitral tribunal shall consist of three (3) arbitrators. The chairman shall be eligible for the office of a judge in Germany. The place of arbitration shall be Frankfurt am Main, Germany. The language to be used in the arbitration proceedings shall be German.

14.11                 Interpretation; Definitions

(a)                                 The Annexes to this Agreement are an integral part of this Agreement and any reference to this Agreement includes this Agreement and the Annexes as a whole.

(b)                                 The headings of the sections and subsections in this Agreement are for convenience purposes only and shall not affect the interpretation of any of the provisions hereof.

(c)                                  Terms to which a German translation has been added shall be interpreted as having the meaning assigned to them by the German translation.

(d)                                 Words such as “hereof”, “herein” or “hereunder” refer (unless otherwise required by the context) to this Agreement as a whole and not to a specific provision of this Agreement. The term “including” shall mean “including, without limitation”.

(e)                                  Terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

14.12                 Severability

Should any provision of this Agreement, or any provision incorporated into this Agreement in the future, be or become invalid or unenforceable, the validity or enforceability of the other provisions of this Agreement shall not be affected thereby. The invalid or unenforceable provision shall be deemed to be substituted by a suitable and equitable provision which, to the extent legally permissible, comes as close as possible to the intent and purpose of the invalid or unenforceable provision. The same shall apply: (i) if the Parties have, unintentionally, failed to address a certain matter in this Agreement (Regelungslücke); in this case a suitable and equitable provision shall be deemed to have been agreed upon which comes as close as possible to what the Parties, in the light of the intent and purpose of this Agreement, would have agreed upon if they had considered the matter; or (ii) if any provision of this Agreement is invalid because of the scope of any time period or performance stipulated herein; in this case a legally permissible time period or performance shall be deemed to have been agreed which comes as close as possible to the stipulated time period or performance.

[intentionally left blank]

For and on behalf of:

GRAND CHIP INVESTMENT GMBH

Herzogenrath, 23-5-16
Place and Date

/s/ Zhendong Liu
Signature

Zhendong Liu
Name and Position in Capital Letters

/Mr. Liu Zhendong

Herzogenrath, 23-5-16
Place and Date

/s/ Liu Zhendong
Signature

Name: Liu Zhendong/

For and on behalf of:

FUJIAN GRAND CHIP INVESTMENT FUND LP

Herzogenrath, 23-5-16
Place and Date

/s/ Liu Zhendong
Signature

Name: Liu Zhendong/

Position: Managing Partner/

For and on behalf of:

AIXTRON SE

Herzogenrath, 23-5-16
Place and Date

/s/ Martin Goetzeler	/s/ Dr. Bernd Schulte
Signature

Martin Goetzeler
President & CEO
AIXTRON SE
Domkaulstr. 2	Dr. Bernd Schulte
52134 Herzogenrath	Executive Vice President, COO
Name and Position in Capital Letters

For and on behalf of:

AIXTRON CHINA LTD

Herzogenrath, 23-5-16
Place and Date

/s/ Martin Goetzeler	/s/ Dr. Bernd Schulte
Signature

Martin Goetzeler	Dr. Bernd Schulte
Chairman of the Board	Member of the Board/Director
Name and Position in Capital Letters